Exhibit 12

STATEMENTS RE: COMPUTATION OF RATIOS

(Dollars in Thousands, Except Ratios)

	For the Year Ended March 31,
	2017	2016	2015
Net investment income	$22,422	$20,716	$19,897
Add: fixed charges and preferred dividends	14,109	14,036	8,799

Earnings	$36,531	$34,752	$28,696
Fixed charges and preferred dividends:
Interest expense	3,540	4,154	3,539
Amortization of deferred financing costs and discounts	1,875	1,908	1,329
Preferred dividends	8,683	7,963	3,921
Estimated interest component of rent expense	11	11	10

Total fixed charges and preferred dividends	$14,109	$14,036	$8,799
Ratio of earnings to combined fixed charges and preferred dividends	2.6	2.5	3.3

The calculation of the ratio of earnings to combined fixed charges and preferred dividends is above. “Earnings” consist of net investment income before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing costs and discounts, preferred dividends, and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Administrator as part of the administration fee payable under the Administration Agreement, by three.